Exhibit 17.1

April 17, 2024

Mr. Paul Galvin

Chairman and CEO

Safe & Green Holdings Inc

Dear Paul:

Effective today, I hereby resign as Audit Chair, Lead Director and member of the Board of Directors of Safe & Green Holdings Inc.

I have seen reports of management interference in the Audit, and improper allegations made against me and the Auditor. They are so serious I would categorize them as “defamation of character.” The Auditors will probably resign.

Rest assured nobody is trying to delay this Audit for political reasons. Everyone wants the Company to survive and keep its NASDAQ listing. Management is aware of how many adjustments must be made and how difficult a job the audit has been.

I appreciate the good we have accomplished in our working relationship, and the incredible support and camaraderie of the Board of Directors. I remain available to them for ongoing consultations.

Sincerely,

/s/ Christopher M Melton

Christopher M Melton